SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 13

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following:

On November 17, 2006, the Company presented at the Bank of America Energy Conference. A copy of the materials is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(18)	Presentation dated November 17, 2006 (incorporated by reference to Exhibit 99.1 of EPL’s Form 8-K filed November 17, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:  /s/ John H. Peper
        Name:  John H. Peper
        Title:   Executive Vice President, General
               Counsel and Corporate Secretary

Dated: November 17, 2006